FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

GENERAL ORDINARY AND EXTRAORDINARY MEETING

FONDO DE GARANTÍA DE SUSTENTABILIDAD DEL SISTEMA INTEGRADO PREVISIONAL

ARGENTINO (ARGENTINE SOVEREIGN PENSION RESERVE FUND OF THE ARGENTINE PENSION

SYSTEM ) (SHAREHOLDER ANSES) – INFORMATION REQUEST ON THE AGENDA

Buenos Aires, March 3, 2020

Securities and Exchange Commission

RE: Relevant Event

General Ordinary and Extraordinary Shareholders Meeting to be held on April 7, 2020.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Argentine Sovereign Pension Reserve Fund of the Argentine Pension System) (Shareholder ANSES) – Information request on the Agenda.

Dear Sirs:

We address you to inform that the Argentine Sovereign Pension Reserve Fund of the Argentine Pension System (Shareholder ANSES) has submitted a note requiring information relative to the Agenda items, copy of which is attached herewith.

The Shareholders are hereby informed that the answer to the before mentioned note shall be published timely by this same means of communication so the investing public will be notified.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21332 L° 97 T SA (T.O)

ANSES [Argentine Social Security National Administration] / 2020

Note 1161/2020

Buenos Aires, March 2, 2020

Re. Banco BBVA ARGENTINA S.A. General Ordinary and Extraordinary Shareholders Meeting to be held on April 7, 2020.

Mr. President,

We address to you in relation with the Banco BBVA ARGENTINA S.A. General Ordinary and Extraordinary Shareholders Meeting to be held on April 7, 2020, at 4 p.m. on first call and the adjourned meeting for lack of quorum to be held at 5 p.m. at Av. Córdoba 111, 1st. Floor, Autonomous City of Buenos Aires.

To protect the information right corresponding to this shareholder and for a due exercise of the political rights, we do hereby ask to send an answer to this requirement of information at least 15 days prior to the meeting, all of this pursuant the analogous application of Section 67 of the Argentine Companies Law No. 19,550.

To this end, we do hereby request information relative to the following items, signed by the legal representative or duly authorized person:

1. Detail of shareholding composition to date. (Please do not include the Caja de Valores shareholders register but a summary table specifying the percentages corresponding to the controlling party and the float, by share class, total votes and total shares).

2. Signed copy of the Minutes of the Board of Directors calling to the Ordinary and Extraordinary Shareholders Meeting;

3. Current composition of the Board of Directors (regular and alternate members) with the dates on which they were appointed and their terms of office;

4. Regarding the following Items of the Agenda, it is requested:

a. (Item 2) “Consideration of the Annual Report, BBVA Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 145, ended on December 31, 2019”.

In the event it is not released on the online information system (the “AIF” or Autopista de Información Financiera) of the Argentine Securities and Exchange Commission (“CNV” after its acronym in Spanish), please provide a copy of the accounting documentation detailed in section 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

The CNV, through General Resolution No. 777/2018, provided that issuing entities subject to their supervision shall restate, in constant currency, the terms of their annual Financial Statements, for intermediate and special periods closing as of December 31, 2018, in accordance with the provisions of IAS 29.

Within this context, please confirm whether the financial statements for fiscal year 2019 submitted for consideration shall be restated in constant currency. If so, please provide a detail of the index applied.

Any other supporting information that may be relevant to consider the item shall also be provided.

b. (Item 3) “Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee”.

On this topic, information is requested regarding the management duties performed by the Board of Directors and the Supervisory Committee, expressly detailing each member’s performance.

c. (Item 4) Consideration of the results of the corporate Fiscal Year No. 145 ended on December 31, 2019. Dealing with the unappropriated retained earnings as of December 31, 2019, for the amount of AR$ 31,008,199,765.84. It is proposed to apply: a) AR$ 6,201,639,953.17 to the Legal Reserve; and b) AR$ 24,806,559,812.67 to the optional reserve for future distribution of results pursuant the Argentine Central Bank Distribution of Results, Ordered Text.

Please confirm whether the proposal to be considered in the meeting is that set forth in this item of the agenda.

Regarding the allocation of the optional reserve for future distribution of results, please inform the grounds for the proposal and its appropriateness; reason and advisability should be clearly and thoroughly explained, stating whether it is reasonable and responds to a prudent management, all in accordance with sections 66 subsection 3 and 70 of the Argentine Companies Law.

The company is also requested to state the estimated term for the reserve to be detached in order to distribute dividends. Furthermore, please provide a detail of the evolution of the Reserve for Future Dividends, indicating current composition, the date on which it was established and its last movements.

Finally, inform whether at the time of this Meeting there is any restriction in force for the Company to distribute dividends.

Since CNV Resolution No. 777/18 provides that the distribution of profits must be stated in the currency in force as of the date of the Shareholders Meeting by using the price index corresponding to the month prior to said meeting, please confirm whether the proposal included both in this answer and in the Annual Report included in the Financial Statements would be restated. If so, indicate calculation index and updated amounts.

(Item 5) Partial detachment (desafectación parcial) of the optional reserve, for future distribution of earnings, to apply the amount of AR$ 2,500,000,000 to the payment of a cash dividend subject to the previous authorization of the Argentine Central Bank. Delegate to the Board the determination of a date to make dividends available to the Shareholders.

Inform on the proposal to be submitted for consideration on this item of the agenda, specifying the amount that will represent the partial detachment of the optional reserve for future distributions of results in order to pay a cash dividend for the sum of AR$ 2,500,000,000.

Also inform the date by which the Board of Directors shall be entitled to make dividends available to shareholders.

d. (Item 6) Consideration of the Board remuneration corresponding to the Fiscal Year No. 145, ended on December 31, 2019.

Information is requested regarding the proposal of fees to be paid to the Board of Directors for fiscal year 2019. Please report the overall amount proposed to be set as fees as well as the amount proposed for technical administrative duties. Furthermore, inform the number of members of the Board of Directors who are paid fees and the number of members who are paid remunerations for technical administrative duties. Also, if the amount of fees to be paid to the board of directors includes fees for the members of the Audit Committee, or other committees. If so, inform how many of them are paid fees as members of that committee.

A report is requested on whether any Directors are employees of the company and if so, number and amount of salary. Additionally, it is requested to report the amounts paid as fees to the Board of Directors and technical administrative duties for fiscal year 2018 with the same detail.

Also inform the computable income of the fiscal year submitted for consideration. In this regard, it is requested to inform specifically on any adjustments made to the results of the fiscal year to get the computable income. All of this in order to verify compliance with the limits established by Section 261 of Law No. 19,550 regarding the relationship between fees and dividends proposed on computable income.

Finally, confirm whether total amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 7,012,512, AR$ 7,914,395 and AR$ 13,840,114 respectively.

All this in order to be analyzed in relation to market values and the limits set forth in section 261 of the Argentine Companies Law.

e. (Item 7) “Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019.”

Regarding the proposal of fees for the Supervisory Committee, please provide a breakdown of the amount proposed; a breakdown of the amount proposed for the statutory auditor and the amount advanced for each statutory auditor during the fiscal year 2019. Additionally, it is requested to confirm whether the amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 870,382; AR$ 1,079,274 and AR$ 1,326,607 respectively.

f. (Item 8) “Fixing the number of members of the Board of Directors and election of the corresponding directors. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions”

Please inform the number and names of the members of the Board of Directors proposed by the shareholders.

g. (Item 9) “Election of three members of the Supervisory Committee and three alternate members to form the Supervisory Committee during the ongoing fiscal year”.

Please send proposal and information regarding this item

h. (Item 10) “Remuneration of the accountant certifying the financial statements corresponding to the corporate Fiscal Year No 145, ended on December 31, 2019”.

Please provide the remuneration proposed for the audit of the financial statements for fiscal year 2019, specifying whether there has been any change as regards the tasks performed for the Financial Statements corresponding to the previous fiscal year. Should the amount be substantially higher, please explain the reasons for this increase.

Additionally, confirm whether the amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 17,713,000, AR$ 17,258,467 and AR$ 35,285,330 respectively.

i. (Item 11) “Appointment of the certifying accountant for the financial statements corresponding to fiscal year 2020”.

Please send proposal and grounds for this appointment as well as any other relevant information for Shareholders on this item.

j. (Item 12) “Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26,831 to hire professional advice”.

Proposal is requested regarding the budget for the Audit Committee for fiscal year 2020. In addition, inform on the actual amount executed for the same concept in fiscal year 2019. Finally, confirm whether the amount approved for fiscal year 2018 was AR$ 891,750.

NOTE: Please submit the relevant documents to Tucumán 500, 2nd floor,

Autonomous City of Buenos Aires (Argentine Sovereign Pension Reserve Fund – ANSES) [Argentine Social Security National Administration].

Any document not duly signed by the legal representative or duly authorized person shall not be received.

This note is issued in the terms and with the powers granted to the Argentine Sovereign Pension Reserve Fund of the Argentine Pension System (FGS after its acronym is Spanish) by Law No. 27,260 and its Regulatory Decree No. 894/16, which includes, but is no limited to, the power and authority to request information and access to corporate books and documents, call for attendance to Ordinary, Extraordinary and Special Meetings of the Company and any other communication necessary to exercise shareholder rights.

Yours truly.

[Signature]

Ignacio Álvarez Pizzo

Corporate Affairs Coordinator

PRESIDENT OF BANCO BBVA ARGENTINA S.A.

Mrs. ISABEL GOIRI LARTITEGUI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 3rd, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer